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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 3 )

Filed by the Registrant ☐   Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

FNB Corporation

(Name of Registrant as Specified In Its Charter)

FNB Corporation Shareholders Committee

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2007

The FNB Corporation Shareholders Committee

P. O. Box 6022

Christiansburg, Virginia 24068

www.FNBCORPORATIONSHAREHOLDERSCOMMITTEE.com

November         , 2007

Fellow Stockholders:

The attached proxy statement and the enclosed GREEN proxy card are being furnished to you, the stockholders of FNB Corporation, a Virginia corporation (“FNB” or the “Company”) in connection with the solicitation of proxies by the FNB Corporation Shareholders Committee for use at the special meeting of stockholders of FNB, and at any adjournments or postponements thereof (the “Special Meeting”), relating to the proposed merger (the “Merger”) of FNB into Virginia Financial Group, Inc.

Pursuant to the attached proxy statement, we are soliciting proxies from holders of shares of FNB common stock to vote AGAINST the proposed Merger.

The Special Meeting will be held on [            ,                  ], 2007 at [__:__], Eastern Time, at the [            ] located at [                                   ,     ].

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed GREEN proxy card today. The attached proxy statement and the enclosed GREEN proxy card are first being furnished to the stockholders on or about [                ], 2007.

If you have already voted for management’s proposals relating to the merger, you have every right to change your vote by signing, dating and returning a later dated proxy card.

If you have any questions or require any assistance with your vote, please contact Ms. Martin or Messrs. Clay or Hamrick at the addresses listed on pages 10 and 11 of this Proxy Statement.

Thank you for your support,

FNB CORPORATION SHAREHOLDERS COMMITTEE

PRELIMINARY COPY – SUBJECT TO COMPLETION, DATED NOVERMBER 21, 2007

SPECIAL MEETING OF THE STOCKHOLDERS

OF

FNB CORPORATION

TO BE HELD ON [            ], 2007

AMENDMENT NO. 3

TO

PROXY STATEMENT

OF

FNB CORPORATION SHAREHOLDERS COMMITTEE

SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF

FNB CORPORATION AND VIRGINIA FINANCIAL GROUP, INC.

This Proxy Statement (the “Proxy Statement”) and the enclosed GREEN proxy card are furnished by FNB Corporation Shareholders Committee (“Committee”), in connection with the Committee’s solicitation of proxies to be used at a special meeting (the “Special Meeting”) of stockholders of FNB Corporation, a Virginia corporation, (the “Company”), to be held on [            ], 2007, at [        ] __.m. Eastern Time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, the Committee is soliciting proxies from holders of shares of common stock (the “Shares”), of the Company, to vote “AGAINST” the proposal to adopt the Agreement and Plan of Merger, dated as of July 26, 2007, between FNB Corporation and Virginia Financial Group (“VFG”) (as the same may be amended, the “Merger Agreement”) and to approve the merger contemplated thereby (the “Proposed Merger”). The Company has set September 25, 2007 as the record date for determining those stockholders who will be entitled to vote at the Special Meeting (the “Record Date”). The principal executive offices of the Company are located at 105 Arbor Drive, Christiansburg, Virginia 24068.

This Proxy Statement and the enclosed GREEN proxy card are first being mailed to the Company’s stockholders on or about [            ], 2007.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE OUR FELLOW STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED MERGER. THE CONSIDERATION TO BE PAID TO THE COMPANY’S STOCKHOLDERS BY VIRGINIA FINANCIAL IN THE PROPOSED MERGER IS INADEQUATE, AND WE BELIEVE THAT BETTER ALTERNATIVES EXIST.

DESCRIPTION OF PROPOSED MERGER

This section of the proxy statement describes the material aspects of the merger. This section is a summary only and may not contain all of the information that is important to you. A copy of the Merger Agreement is attached to the proxy statement filed jointly by the Company and VFG as Annex A. We encourage you to read and review the Merger Agreement and the related stock option agreements, which are attached to the joint proxy statement as Annexes B and C, as well as the discussion in this proxy statement.

The VFG board of directors and the FNB board of directors have each approved the Merger Agreement, which provides for merging FNB into VFG through a Proposed Merger transaction with the name of VFG being changed to a new name that will be selected by mutual agreement prior to the completion of the Proposed Merger. Management refers to the renamed VFG as the “combined company” whenever it makes reference to it as of the effective date of the Proposed Merger or thereafter.

Each share of FNB common stock issued and outstanding before the Proposed Merger would be converted into the right to receive 1.5850 shares of common stock of VFG, referred to as the “exchange ratio.” No fractional shares will be issued, and cash will be paid instead. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective date of the Proposed Merger. Shares of FNB common stock issued and outstanding before the Proposed Merger will be cancelled upon completion of the merger.

Each share of VFG common stock issued and outstanding before the Proposed Merger will remain issued and outstanding, and existing stock certificates of VFG will continue to represent the same number of shares of common stock after the Proposed Merger.

The Merger Agreement provides that after the merger is completed, VFG will move its headquarters from Culpeper to Charlottesville. VFG’s President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer will continue in those positions in the new corporate offices. The President and CEO of FNB will become the initial Chairman of the Board of Directors after the merger is completed. The board of directors will consist of an equal number of directors from VFG and FNB for a period of three years and VFG’s name will be changed to a new name by mutual agreement.

The Merger Agreement also provides that the banking subsidiaries of each company will be consolidated into a single Virginia chartered banking subsidiary, which Management refers to as the “combined bank.” It is proposed by Management that the headquarters of the combined bank and the operations center for the combined bank will be in Christiansburg, Virginia. There is no provision in the Merger Agreement relating to the length of time the operations center and bank will be located in Christiansburg. The board of directors of the combined bank will consist of an equal number of directors from VFG and FNB, and a new name for the combined bank will be selected by mutual agreement.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. VOTE “AGAINST” THE PROPOSED MERGER BY VOTING “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEETING AND SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. THEREFORE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TO US.

REASONS TO VOTE “AGAINST” THE PROPOSED MERGER

The Committee is soliciting proxies from the Company’s stockholders in opposition to the Proposed Merger and specifically “AGAINST” the proposal to adopt the Merger Agreement and to approve the Proposed Merger. The Committee urges all of the Company’s stockholders to vote “AGAINST” the Proposed Merger for the following reasons:

•	A vote “AGAINST” the Proposed Merger stops the Board’s attempt to sell the Company for little or no premium and no cash.

The Company has entered into a Merger Agreement for a purported “merger of equals” with VFG in which the Company stockholders will receive little or no premium and no cash for their shares. The fact that this proposal constitutes a sale is evidenced by the fact that holders of FNB stock will receive VFG stock in exchange for their shares. There is an obvious imbalance in management of the combined entity with the CEO, COO and CFO for the corporation being comprised of VFG personnel. Only the Chairman of the Board will be from FNB and he will receive compensation for fulltime employment but has no assigned corporate responsibilities under the proposed structure. It is obvious that the strategy is to phase Mr. Heath out over a two-year period and to provide him compensation without his interference or participation in the operation of the Company. These facts are evidenced by the disclosure in the VFG Form S-4 (Amendment No. 1) which states that Mr. Heath’s employment agreement will be for a term of two years with no equity compensation (see page 58). Both managers and financial professionals know that de facto headquarters for any organization is where the president and CEO of the parent company are housed. This will be in Charlottesville with only the token of the bank headquarters and operations center remaining in the FNB market. There is no assurance that this will continue and with VFG in charge, we believe that it may be only a matter of time until the inevitable occurs and, for increased efficiency, the bank headquarters may also move to Charlottesville. The corporate headquarters of VFG will be located there along with the CEO, COO and CFO of VFG which will own and control the bank and the Committee believes that there will be a likelihood that the management of the holding company will find it cost effective and convenient to have the headquarters of the bank it operates located nearby.

•	A vote “AGAINST” the Proposed Merger rejects a transaction which favors the Company’s senior management over its stockholders and employees.

Although the Company’s stockholders will receive little or no premium in the Proposed Merger, the VFG/FNB S-4 discloses that three of the senior executives of the Company will receive contracts which reflect substantial raises and benefits in connection with the Proposed Merger, even though they will continue to be employed by VFG after the Proposed Merger. Given that the Proposed Merger is a so-called “merger of equals,” why are the Company’s senior executives being compensated as if the Company is being sold when you, as the Company’s stockholders, are not? We urge you to carefully read the section of the VFG/FNB S-4 titled “The Merger – Interest of Directors and Executive Officers in the Merger” for the details on these payments to the Company’s senior management.

Under the proposed deal, senior management will have contractual rights to receive payment regardless of the success or failure of the resulting entity. As shareholders, we will be taking all of the risk of not only the additional compensation to management but also the risk of a successful entry into new markets where management is not experienced. The Committee believes that not only did the FNB Board follow a flawed procedure in not first evaluating the desirability of a sale, not considering other management strategies which could provide a greater return to shareholders without additional risk, but also did not consider any other institutions who were better performing or had records of greater success, thereby improving the probability of a successful outcome for the shareholders.

Management attempts to persuade shareholders that it followed a deliberative process and that somehow this assures its desirability. The indisputable fact it that there was never a merger strategy in place to enable the Company to present its best face in merger considerations prior to management’s focus on VFG as the acquiror. Management had already approached VFG before there was ever any consideration of the strategic alternatives that would improve profits from the current FNB customer base by better management strategies and, even when this alternative was proposed to the Board by a board member, it was ignored by the Board. The claim of a deliberative process is an apparent effort to justify the fact that there were never other merger candidates in active discussion with FNB management.

Management now compounds that lack of understanding by the notion that there will be greater profit recognized and, consequently, enhance the value to shareholders by entry into new markets that are unknown and under market conditions that make the probability of a successful entry into those markets unlikely. Neither FNB nor VFG have no record of success in urban market environments. These urban markets are heavily banked and there is no reason to believe that the executives of VFG will be able to attract experienced bankers and customers in those urban markets where they have had no experience. In addition, the consummation of the Proposed Merger will result in a new, unknown tradename that will expenditure of additional funds to “brand.”

During the period in which the Company’s ROE decreased, Kendall Clay, Douglas Covington, and Daniel Hamrick, members of the Committee, served on the FNB Board, but, in their opinion at that point, the Board was headed in a decision making direction which they opposed. Throughout this period, Mr. Clay and Mr. Hamrick pushed management to restore profitability. However, management convinced the other FNB Board members to approve the Proposed Merger without evaluating alternative proposals.

Under management’s proposal it will take FNB deposits to new markets, executive compensation will move from FNB’s current markets and resulting jobs will follow the development of the Company and, consequently, will also flow to new markets. Prior to the employment of its current management, FNB had enjoyed a return on equity (ROE) of 12.4 which was in excess of VFG’s ROE at that time, as stated in a report by Sandler O’Neill report presented to the FNB Board on February 20, 2007. The precipitous drop in ROE to a current level of 7.3% for the third quarter of 2007 compared to an ROE of 11.25% for the same period in 2006, as reported in the Roanoke Times on November 6, 2007, reflects the lack of skill in making management decisions and the management and Board are now saying to shareholders that they believe that they can do better in new markets. In our opinion, this seems highly improbable. The entry into new markets, in our opinion, carries a cost that would offset any projected cost savings from the merger and expansion into new markets presents risk of failure that management has apparently never addressed.

Management’s proposal results in costs which are certain as the result of the merger or attempts to put together the companies of $9.4 M, a definite increase in executive salaries and a presumed increase by Board members based upon their contention that compensation should reflect their greater responsibility, the loss of efficiency because of the loss of morale and disruption experienced by FNB employees and the increased costs for loss of profits resulting from the loss of market share which is ongoing.

•	A vote “AGAINST” the Proposed Merger preserves your opportunity to receive a significant premium for your Shares which provides significantly greater financial value than the Proposed Merger.

A vote against the proposed merger preserves the opportunity for the Committee, working with reconstituted management and a Board of Directors more attuned to shareholder value and the value of a community bank, to restore FNB to its former position as the community bank of choice. Other banks in our area, including First Bank & Trust Co. which has one location in the Christiansburg, Virginia market, have competed effectively in FNB’s market and, to the best of the Committee’s knowledge based on verbal information that other banks’ employees have provided to members of the Committee, have taken customers and opportunities from FNB.

The Committee will work to bring about changes in management and the Board to restore the performance of FNB and to achieve greater shareholder value through greater profitability. By doing so, there will be no need to consider any affiliation or sale to any other entity. If done correctly, which the Committee believes it has the capability of doing, there will be no better alternative for our shareholders than your continued investment in FNB Corporation.

The Committee’s plans to restore FNB’s performance include: (a) entirely focusing on banking and enhancing the Company’s franchise; (b) achieving a loan to deposit ratio of 98.5% or higher from the Company’s current level of approximately 88% which would result in additional earnings of $5.9 million; (c) eliminate redundant boards of the Company and highly paid executives who, in the Committee’s opinion, are not contributing to profitability (estimated $2 million savings); (d) restore and increase Company executives focus on delivering customer service traditional to the Company; and (e) establish a title insurance company owned and controlled by the company (estimated $500,000 increase in earnings).

Should the Board and stockholders decide at some future date to merge with another institution, it will be dealing from a position of strength, which should result in a significant premium for FNB shareholders which fully reflects the value of the FNB franchise.

•	A vote “AGAINST” the Proposed Merger requires the Board to consider other alternatives for the Company, which are more advantageous to shareholders.

The Section entitled “The Merger – Background of the Merger” in the VFG/FNB S-4 discloses that the Company contacted no other potential merger partners prior to entering into the Merger Agreement with VFG. However, even though the Company’s Board apparently decided to put the Company up for sale, it chose a deal with little or no premium and then justified its decision by labeling the Proposed Merger as a “merger of equals.” We believe, based on the Davenport February 22, 2007 presentation to the Board of FNB, that there is no justification for a sale and if a sale were considered that a substantial premium would have been, and is, available for the Company’s shareholders had the Company’s Board run a bona fide sale process. Based on prior sales as set forth in the Davenport presentation, the median imputed value would be $58.06 per share of FNB stock.

If the Proposed Merger is rejected, the Company’s Board will be encouraged to revisit its duty to find the best alternative for stockholders. With management changes and Board changes, which we believe can be achieved, and with arguably one of the best deposit franchises in Virginia, the Committee believes we can achieve a performance level that will make your continued investment in FNB Corporation more attractive than any alternative. Thereby, there will be no need to consider any merger alternatives with other banks.

It is the Committee’s objective to maintain FNB as a strong community bank with a 40% market share. A sale, such as the one proposed by management, almost invariably results in the desire within the community to have a new community bank to fill the role that was left void by the merger. It has taken 100 years to grow FNB to the strength and position that it now enjoys in our markets. BY YOUR VOTE AGAINST THE PROPOSED MERGER YOU WILL SEND A MESSAGE TO MANAGEMENT THAT WE WANT OUR COMMUNITY BANK TO BE FNB.

RETURN YOUR GREEN PROXY CARD AND VOTE “AGAINST” THE PROPOSED MERGER AGREEMENT TODAY.

DO NOT RETURN ANY PROXY CARD THAT YOU RECEIVE FROM THE COMPANY. EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY CARD FURNISHED BY THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD TODAY.

WE URGE YOU TO SEND THE COMPANY’S BOARD A CLEAR MESSAGE THAT A SALE TO VIRGINIA FINANCIAL FOR LITTLE OR NO PREMIUM IS NOT A DESIRED OUTCOME AND THAT THEY SHOULD TAKE ALL NECESSARY STEPS TO MAXIMIZE SHAREHOLDER VALUE. VOTE “AGAINST” THE PROPOSED MERGER.

BACKGROUND OF THE SOLICITATION

Management has attempted to persuade you that it followed a deliberative process. This is a rather obvious attempt to mask the fact that the Board did not have a merger strategy in place which would have justified the best price for the sale of the Company, to mask the fact that the Board never considered any other merger candidates and to mask the fact that the Board was never willing to hire an independent analyst who did not make its living selling banks to evaluate and advise the Board, although this was requested by Board members. The Board was never willing to consider strategies to enhance profitability which would have made this merger or any other merger unattractive by comparison.

•	On December 21, 2006, the CEO advised that he had been in conversations with VFG and the Board authorized the Executive Committee to investigate a possible merger between the two companies.

•	On February 20, 2007, Sandler O’Neill, the investment banking firm employed by VFG, prepared a report analyzing a potential merger between the two companies.

•

On February 22, 2007, Davenport and Company made a presentation of strategic alternatives and, to the recollection of a Committee member and FNB Director in attendance at that time, the individual making the presentation opined on the same day of this presentation, that:

•	It was time to do some harvesting of the potential benefits from past acquisitions.

•

FNB is in control of its own destiny – it does not need to do any affiliation. In addition to the individual’s comment on the same day of the presentation, FNB’s letter to shareholders dated August 17, 2007 (filed August 20, 2007 with the SEC) stated, in summarizing the Davenport’s presentation of February 22, 2007, that “[FNB] was a well-managed institution, was under no compulsion to enter into any strategic transaction, and in a sense was ‘in control of its own destiny.’”

•	FNB has attractive earnings. Potential sellers with excellent returns and growth prospects may create more value for shareholders over time as an independent entity.

•	On March 29, 2007, Sandler O’Neill, the investment banking firm employed VFG, made a presentation to the FNB Board of Directors.

•

On May 8, 2007, Davenport and Company made a presentation regarding the VFG merger and its willingness to serve as financial advisor for FNB. Davenport only presented the Proposed Merger option and neither made comparisons of the Proposed Merger option to any other potential acquiror institutions nor did it compare the Proposed Merger option with an outright sale.

•

On June 13, 2007, Davenport and Company made a presentation to the Board of Directors regarding the VFG transaction. According to the recollection of a Committee member and FNB Director in attendance, while Davenport’s presentation included alternatives to the Proposed Merger, neither Davenport nor the Board fully evaluated the other alternatives. In addition, Davenport did not develop and present a financial analysis or outcomes for such alternatives. The presentation focused on the Proposed Merger option and neither made comparisons of the Proposed Merger option to any potential acquiror institutions other than the VFG.

•	On June 28, 2007, management presented a terms sheet for the transaction which it had negotiated with VFG.

•	On July 26, 2007, the Board of Directors, by a vote of 9 to 3, voted to present the proposed merger to the shareholders for approval.

In accordance with longstanding corporate tradition, two directors explained to the Board on July 26, 2007, the basis for their opposition to the proposal. In summary, the basis for the opposition is as follows:

(i) Board of Directors and management have been unwilling to evaluate any of the alternatives except this affiliation. The Board has been unwilling to look at other alternative partners and has only assumed that there is not a better transaction available. On February 22, 2007, Davenport presented a number of alternatives to the Company’s Board to consider developing. Except for the Proposed Merger, none of those alternatives were developed and further evaluated the Company’s Board. There was no detailed analysis of the other alternatives or any relationship with other companies except for VFG. The Board has refused to look at the alternative of an outright sale at a market price estimated by Davenport and Company to be in the range of $53 per share or to consider the time it would take for shareholders, after affiliation, to be in a position equivalent to the position that would result from an outright sale. Other alternatives which the Board has declined to consider is the impact on earnings per share by a stock repurchase and to evaluate effectively this alternative. The Board has declined to consider branching alternatives and their financial impact. The Board has been unwilling to look at the impact of improved performance through a variety of management strategies and alternatives that will enhance profitability. In the absence of evaluating these alternatives and considering all possibilities, it remains that the Board cannot represent to shareholders that they have performed an adequate analysis and cannot make an informed determination that the alternative of this affiliation is in the best interest of shareholders. At best, the Board has not determined that this affiliation is in the best interest of shareholders. The Board is presenting this proposal to shareholders with the recommendation of a majority of the Board for approval without the benefit of any evaluation of the potential alternatives, including affiliation alternatives or an outright sale.

(ii) The proposal submitted to the shareholders benefits a number of top management people who have been with the organization for a short period of time and benefits directors who have been promised a position in the resulting organization at the expense of shareholders. This is evidenced by the fact that if there is a decision to affiliate or sell the company, the first responsibility is to the shareholders and not to developing a golden parachute for any management or board members. Secondly, there has been no effort to find an affiliation or sale that would net greater benefit to the shareholders. In fact, this alternative has never been explored. Finally, the definitive agreement contains a breakup fee to prevent any other organization from making a better offer to shareholders or to allow any shareholder to pursue other alternatives that are more favorable to shareholders. This provision in the agreement is calculated to protect the golden parachutes contained in the agreement to the detriment of the shareholders. Consequently, the Board has not only failed to look at other alternatives, but is now including a penalty for shareholders or directors who disagree with the majority from finding and providing alternatives that are more likely beneficial to the shareholders. If the bank is going to be sold, the sale should be calculated to be the most beneficial the shareholders and not structured to benefit management or members of the Board of Directors.

(iii) The proponents who negotiated a deal without first disclosing their activities to the entire Board and obtaining the Board’s approval, or even discussing any affiliation alternatives as a possible strategic plan for FNB Corporation, have offered a number of purported benefits to justify the approval of the proposal:

(a) It is represented that there will be economies of scale. Past experience indicates that management has not been successful in realizing any potential economies of scale. Economies of scale are frequently discussed as justifying an affiliation but, in our experience, are rarely recognized. If economies of scale, in fact, occur it would be the result of sacrificing long-term faithful employees who have brought the organization to where it now stands. A better reasoned alternative to sacrificing employees to achieve cost reduction would be to make the organization more profitable through improved management. This is not as flashy as an affiliation and will require more management skill. Alternatives have been presented to the Board and ignored by the majority, which demonstrates that shareholders can be better off by improved management of the current franchise than any potential benefit that could result from an affiliation.

(b) Proponents have contended that the merger partner is in better markets. An evaluation of their locations and their market share in the locations where branches now exist demonstrates that they are not in the high growth markets. Even in the markets that may have great potential, the affiliation partner has not achieved a market share that would support any contention that FNB shareholders would benefit from entry into these markets.

(iv) A performance analysis indicates that the FNB franchise has grown more rapidly than the Virginia Financial franchise until the past two years. The resulting exchange rate based upon current performance is adversely impacted by the weaker performance resulting from FNB’s management decisions that have not been effective and from the acceptance of substandard performance by the Board. The Board has been unwilling to address the performance issue or even acknowledge the existence of a performance issue.

(v) Shareholder value would be enhanced by improved performance without any affiliation. Although the Board has never met VFG’s management team and has never met their directors and are only assuming compatibility and capability the assumption is that there will be superior management resulting from the affiliation. If this is true, this is an indictment of both the FNB Corporation management and the Board and its unwillingness to address the tough issues, including Board selection and the employment and supervision of top management. The proposal for affiliation may result from failure to perform by the Board and management but does not result from the lack of opportunity which the customers and communities in which we are located provide.

(vi) The independent analyst has consistently said that there is no need for affiliation, that it is time to benefit from development of the current franchise and that there is no compulsion to affiliate with any one. Even after being offered a contract which pays on an hourly fee basis with additional compensation if there is an affiliation, the consultant admits that there is no compelling reason for this transaction. It is the recollection of Committee members that the consultant made these statements and that such statements were made on the same day the advisor provided a presentation to the Company’s Board supporting the Proposed Merger.

OPINION OF THE COMMITTEE’S FINANCIAL ECONOMIST

The Committee engaged Vittorio Bonomo, Ph.D., to review the financial information and analyses provided by FNB and its advisors related to the proposed merger and to provide the Committee with his evaluation of the financial implications of the proposed merger. On October 6, 2007, Dr. Bonomo delivered his analysis to the Committee. Dr. Bonomo is not a participant in this solicitation and has no interest, direct or indirect, in the Company, the Committee or with any members of the Committee.

The full text of Dr. Bonomo’s analysis is attached to this proxy statement as Annex A and is incorporated herein by reference. The description of the opinion set forth below is qualified in its entirety by reference to the full text in Annex A. FNB shareholders are urged to read the Bonomo opinion carefully and in its entirety.

Dr. Bonomo holds a Ph.D. in Economics from Brown University and served as Assistant Professor of Economics at the University of California, Santa Barbera from 1966-1968, at which time he joined the Virginia Tech faculty where he has served as Associate Professor of Economics and currently serves as Associate Professor of Finance. He has specialized in the economics of financial institutions and financial economics. He has consulted with banks, bank regulators and served as an expert witness on banking matters in Virginia state and federal courts as well as before legislative and administrative bodies. See Dr. Bonomo’s condensed biography at the conclusion of his report, attached to this proxy statement as Annex A.

Among other things, Dr. Bonomo stated in his analysis that:

•	Davenport’s “fairness opinion” rendered to the FNB Board is not an indication or recommendation as to how shareholders should vote on the merger;

•	The proposed transaction would result in a transfer of control over all current resources and operations of FNB to a combined entity to be controlled by the current management of VFG;

•

In his opinion, there are two accepted methods for the determination of the fair market value for the transfer of control – multiple-over-book method and tender offer method; Dr. Bonomo acknowledges that there is a third method of comparison – purchase price-to-earnings-ratio –but believes it is not widely used because current earnings can be zero or negative on occasion, which would render the measure meaningless and distort the study results. He believes that the earnings number can be fairly volatile and often year-to-year fluctuations have no real bearing on the value of the entity;

•

In his opinion, the multiple-over-book method results in a $65.34 per FNB share (2.7 x book of $24.20-which is the median multiple-over-book number of similar transactions in Virginia over a five year period based on Davenport’s analysis as provided to the FNB Board, dated February 22, 2007);

•

In his opinion, the tender offer method results in a range from $45.71 – 53.33 per share, which is based on the market price at the time of the merger announcement being only 60 to 70 percent of the price one would expect in a change of control situation. Based on a market price of $32 per share, it would be divided by 0.7 to determine the lower value of $45.71 and by 0.6 to determine the upper value of $53.33.

•	The proposal of the Board of Directors “. . . provides for an exceedingly low level of compensation;”

•	FNB shareholders would receive VFG stock which involves an “above-normal” risk situation;

•

The compensation for the transfer of control is too small to justify the loss of deposits to other areas of the state and the economic wellbeing of the areas where most FNB depositors reside, work and operate businesses; and

•	In this proposal, all of the key officers of VFG will stay in place and VFG will control the board.

Dr. Bonomo’s conclusions are:

•	“This analysis demonstrates that there is likely a serious deficiency in the level of compensation offered to FNB shareholders;” and

•	“Based on my analysis and all of the factors considered in this letter, it is my opinion that FNB shareholders would not be well served by approving the merger.”

PROXY SOLICITATION CONCERNING ELECTION OF DIRECTORS AND NEXT STEPS

The Committee intends to nominate four nominees (the “Committee Nominees”) to be considered for election to the Company’s Board at the Company’s 2008 Annual Meeting of Stockholders (the “Annual Meeting”). The Committee intends to file a preliminary proxy statement with the SEC for use in connection with the solicitation of proxies from stockholders of the Company entitled to vote for the election of the Committee Nominees to the Company’s Board at the Annual Meeting. The Committee reserves the right, however, at any time to determine not to commence a proxy solicitation to elect directors at the Annual Meeting (or to terminate any solicitation which has previously been commenced) if it determines it to be in the stockholders’ best interests to do so or if the Committee determines that the proxy solicitation is unnecessary, because of resignations or other positive action taken by the Company’s Board. Details regarding such proxy solicitation, if and when commenced, will be set forth in a definitive proxy statement filed with the SEC in compliance with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”).

THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF PROXIES WITH RESPECT TO ELECTING DIRECTORS AT THE ANNUAL MEETING. ANY PROXY SOLICITATION CONCERNING THE ELECTION OF DIRECTORS AT THE ANNUAL MEETING WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE OUR FELLOW STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED MERGER. THE TERMS OF THE PROPOSED MERGER ARE INADEQUATE, AND WE BELIEVE THAT BETTER ALTERNATIVES EXIST.

CERTAIN INFORMATION CONCERNING THE

FNB CORPORATION SHAREHOLDERS COMMITTEE

The solicitation of proxies pursuant to this Proxy Statement is being made the Committee. Proxies may be solicited by mail, electronic mail, facsimile, telephone, telegraph, internet, in person, or by advertisements. The Committee intends to post information and links to the various filings with the Securities and Exchange Commission using a website having a URL of: http://fnbcorporationshareholderscommittee.com. The Committee will not include solicitations via internet chat rooms.

The Committee has engaged the services of Gentry Locke Rakes & Moore, Roanoke, Virginia as legal counsel; John Lambert Associates, Roanoke, Virginia as public relations consultant; and Dr. Vittorio Bonomo, Associate Professor of Finance, Virginia Tech, Blacksburg, Virginia for an economic analysis of the proposed merger. Each is paid by the Committee on an hourly basis at their standard rates for the work they perform on behalf of the Committee.

The members of the FNB Corporation Shareholders Committee currently own, collectively, 279,777 Shares, which were acquired over time prior to the Record Date.

The entire expense of soliciting proxies is being borne by the Committee. Costs of this solicitation of proxies are currently estimated to be approximately $100,000.00. The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $65,000.00.

If the Committee is successful in its solicitation of proxies to defeat the Proposed Merger at the Special Meeting, then it intends to seek reimbursement from the Company for its expenses incurred in connection therewith.

Each member of the Committee is a participant in the solicitation of proxies. The Committee is comprised of:

NAME	NUMBER OF SHARES OWNED
Kenneth S. Bowling, Business Owner	2,904
H. T. Bowling, Inc.
Office: 540-639-9621
E-mail: ksb@htbowling.com
6629 Hickman Cemetery Road
Radford, VA 24143

Mr. Bowling is a principal in the H. T. Bowling construction company, who serves as Chairman of the FNB bank Radford advisory board.

Kendall O. Clay, Attorney	24,505
Office: 540-639-9623
Cell: 540-320-9623
E-mail: claylaw@usit.net
P. O. Box 852
Radford, VA 24143-0852

Mr. Clay is a Radford attorney and a member of the Company’s Board.

H. Douglas Covington, Retired	3,579
Home: 540-552-1720
2127 Woodland Hills Drive
Blacksburg, VA 24060

Mr. Covington is the retired president of Radford University and a member of the Company’s Board.

Richard P. Gordon, Business Owner	7,946
H. T. Bowling, Inc.
Office: 540-639-9621
E-mail: rpg@htbowling.com
6629 Hickman Cemetery Road
Radford, VA 24143

Mr. Gordon is a principal in the H. T. Bowling construction company;

Daniel D. Hamrick, Attorney	10,317
Office: 540-382-0131
Cell: 540-230-2756
E-mail: danhamrickatty@verizon.net
104 South Franklin Street
Christiansburg, VA 24073

Mr. Hamrick is a Christiansburg attorney and a member of the Company’s Board.

Willard H. (Billy) Maddy, Realtor	676
Office: 540-381-2121
Cell: 540-230-2121
E-mail: billymaddy@ntelos.net
1200 Elm Street, Suite A
Christiansburg, VA 24073

Mr. Maddy is a realtor in Christiansburg.

Shirley Martin, Retired	41,595
Home: 540-382-3130
Cell: 540-808-8905
E-mail: shimar57@msn.com
1373 Flanagan Drive
Christiansburg, VA 24073

Ms. Martin is a retired Company employee.

Carl M. McNeil, Realtor	55,000
Office: 540-382-0271
Cell: 540-320-0271
E-mail: mcneilre@mcneil-inc.com
P. O. Box 6127
Christiansburg, VA 24068-6127

Mr. McNeil currently serves on FNB Bank’s board and is in the real estate business in Christiansburg

Conrad O’Brien, Business Owner	46,556
O’Brien Meats
Office: 540-387-2405
E-mail: mimibops@comcast.net
26 W. Main Street
Salem, VA 24153

Mr. O’Brien is a Salem businessman.

Nelson J. Wimmer, Business Owner	86,699
S. G. Wimmer & Son, Inc.
Office: 540-382-3521
P. O. Box 270
Christiansburg, VA 24068

Mr. Wimmer is a former member of FNB Bank’s board and is the owner of a farm equipment dealership in Christiansburg.

In addition, the Committee is being voluntarily assisted by a group of other participants who are listed on Schedule I attached to this proxy statement (the “Other Participants”) and incorporated by reference herein. The Other Participants may be deemed participants in this solicitation.

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE COMMITTEE URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD TO VOTE AGAINST THE COMPANY’S MERGER PROPOSAL.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT TO THE COMPANY’S BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE COMPANY’S MERGER PROPOSAL BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO THE COMMITTEE, OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

OTHER PROPOSALS

In addition to soliciting proxies to approve the Proposed Merger, the Company’s Board is also soliciting proxies for the Special Meeting for a proposal to approve an adjournment or postponement of the Special Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Proposed Merger if there are not sufficient votes for that proposal (the “Adjournment Proposal”). Because this proposal is designed to facilitate the approval of the Proposed Merger, the Committee recommends voting “AGAINST” this proposal.

YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING ON OUR GREEN PROXY CARD. THEREFORE, THERE IS NO NEED TO VOTE ON THE COMPANY’S PROXY CARD.

Should other proposals be brought before the Special Meeting, the persons named on the GREEN proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of the Committee as determined by the Committee in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

According to the VFG/FNB S-4, as of the Record Date, there were [            ] Shares outstanding. Under the Company’s bylaws, the presence, in person or by proxy, of the holders of at least a majority of the outstanding Shares outstanding as of the Record Date and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. In accordance with NASDAQ Stock Exchange rules, brokers and nominees who hold Shares in street-name for customers may not exercise their voting discretion with respect to the approval of the Proposed Merger or the Adjournment Proposal related thereto. Thus, absent specific instructions from the beneficial owner of such Shares, these Shares will be counted for purposes of determining whether a quorum is present. Brokers and nominees may vote such Shares with respect to the Adjournment Proposal but may not vote such Shares with respect to the adoption of the Merger Agreement and the approval of the Proposed Merger.

The adoption of the Merger Agreement and approval of the Proposed Merger requires approval of a majority of the total outstanding Shares. Therefore, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Proposed Merger.

The Adjournment Proposal requires the approval of a majority of all Shares present and voting at the Special Meeting if a quorum is present. Abstentions will be treated as votes “AGAINST” the Adjournment Proposal but broker non-votes will be treated as votes not cast and will have no effect on the outcome of the Adjournment Proposal.

The Company’s stockholders (i) may vote “AGAINST” one or both of the proposals, (ii) may abstain from voting on one or both of the proposals or (iii) may vote for one or both of the proposals by marking the proper box on the GREEN proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a Company stockholder returns a GREEN proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted “AGAINST” the adoption of the Merger Agreement and approval of the Proposed Merger and “AGAINST” the Adjournment Proposal. Only the Company’s stockholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

REVOCATION OF PROXIES

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING (ALTHOUGH ATTENDANCE AT THE SPECIAL MEETING WILL NOT IN AND OF ITSELF CONSTITUTE REVOCATION OF A PROXY) AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY ONE OF THE METHODS PROVIDED ON YOUR PROXY CARD OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) THE FNB CORPORATION SHAREHOLDERS COMMITTEE AT P. O. BOX 6022, CHRISTIANSBURG, VIRGINIA 24068, OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY AT 105 ARBOR DRIVE, CHRISTIANSBURG, VIRGINIA 24068. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. STOCKHOLDERS WHO HOLD THEIR SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO THE COMPANY OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO THE FNB CORPORATION SHAREHOLDERS

COMMITTEE AT P. O. BOX 6022, CHRISTIANSBURG, VIRGINIA 24068, SO THAT THE COMMITTEE MAY MORE ACCURATELY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF THE COMPANY’S SHARES THEN OUTSTANDING. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING ON THE MERGER AGREEMENT IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED “AGAINST” THE PROPOSED MERGER.

Although a revocation is effective if delivered to the Company, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee at the address set forth above so that the Committee will be aware of all revocations and can more actually determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares. Additionally, the Committee may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies against the Company’s proposals in connection with the Proposed Merger.

BY EXECUTING THE GREEN CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

DISSENTERS’ RIGHTS

The Company’s stockholders are not entitled to appraisal rights in connection with the Proposed Merger.

SOLICITATION OF PROXIES

The Committee will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with the Proposal.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person.

Members of the Committee and their designees, as disclosed in Schedule I, will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. The entire expense of soliciting proxies for the Special Meeting by or on behalf of the Committee is being borne by the Committee.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Ms. Martin or Messrs. Clay or Hamrick at the addresses given on pages 9 and 10 of this Proxy Statement.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our various underlying assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Although we believe these assumptions are reasonable, we cannot assure you that they will prove correct. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Forward-looking statements reflect the Committee’s current views with respect to future events and financial performance. The Committee undertakes no obligation to update forward-looking statements after the day they are made or to conform the statements to actual results or changes in the Committee’s expectations.

Forward-looking statements may include: statements about the proposed merger and benefits or lack thereof; statements regarding expansion of operations, locations of corporate or banking headquarters; projections or statements of strategies to obtain greater profitability; discussions of markets and business strategies; and such forward-looking statements may be preceded or followed by words such as “forecast,” “project,” “expect,” “believe,” “anticipate,” or other similar expressions.

The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements, including, but not limited to: global economic and political conditions; volatility in the financial markets; changes in interest rates, deposits, loan demand, and value in collateral held as security for loans; volatility of the securities markets; disruption to employees and customers based on fallout from the proposed merger, events which may be subject to circumstances beyond the control of the Committee; and other risks described from time to time in our filings with the SEC. The Committee undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

OTHER INFORMATION

The information concerning the Company and the Proposed Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although the Committee has no knowledge that would indicate that statements relating to the Company or the Merger Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the full books and records of the Company, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, the Committee does not take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Pursuant to Rule 14a-5 promulgated under the Exchange Act, reference is made to the Company’s proxy statement included in the Virginia Financial/FNB S-4 for information concerning the Merger Agreement, the Proposed Merger, financial information regarding Virginia Financial, the Company and the proposed combination of Virginia Financial and the Company, the proposals to be voted upon at the Special Meeting, the Shares, the beneficial ownership of Shares by the principal holders thereof, other information concerning the Company’s management, the procedures for submitting proposals for consideration at the next annual meeting of stockholders of the Company and certain other matters regarding the Company and the Special Meeting. The Committee assumes no responsibility for the accuracy or completeness of any such information.

Except as described herein, the Committee is not aware of any other matter to be considered at the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GREEN proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of the Committee as determined by the Committee in its sole discretion, in which event such persons will vote on such proposals in their discretion.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM THE COMPANY. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD TODAY. THEREFORE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TO US.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY’S BOARD BY VOTING “AGAINST” EACH PROPOSAL AND SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please sign, date and return the enclosed GREEN proxy card to the Committee in the postage-paid envelope provided.

2. If your Shares are held in “street-name,” only your broker or bank can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street-name,” deliver the enclosed GREEN proxy card to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a GREEN proxy card is submitted on your behalf. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to the Committee, P. O. Box 6022, Christiansburg, Virginia 24068, so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. If you are the beneficial owner of shares in the FNB Employees Stock Ownership Plan (ESOP), you have the right to direct how the trustee of the ESOP, SunTrust Bank, should vote the shares held in your ESOP account. You will get a ballot relating to your ESOP account. You will get a ballot relating to your ESOP shares which you should promptly return in order to specify how your shares should be voted. If you do not specify how your shares should be voted, the trustee will make a determination of how to vote your shares. Your voting instructions to the trustee are to be kept confidential.

4. Do not sign or return any WHITE proxy card you may receive from the Company. If you have already submitted a WHITE proxy card, it is not too late to change your vote – simply sign, date and return the GREEN proxy card. Only your latest dated proxy will be counted.

5. Only the Company’s stockholders of record on September 25, 2007 are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the enclosed GREEN proxy card as soon as possible.

If you have any questions or require any assistance in voting your Shares, please contact Ms. Martin or Messrs. Clay or Hamrick at the addresses given on pages 9 and 10 of this Proxy Statement.

SCHEDULE I

INFORMATION CONCERNING THE

FNB CORPORATION SHAREHOLDERS COMMITTEE

1.	Others Working with the Committee.

The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each person working with the Committee in the solicitation of proxies.

OTHERS ON BEHALF OF THE COMMITTEE

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Address Thereof	Number of Shares Owned
Frances B. Altizer 1582 Laurel Ridge Mill Road Riner, VA 24149	Retired, Dairy Farmer	2,995

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Address Thereof	Number of Shares Owned

Susan B. Bibb P. O. Box 319 Riner, VA 24149	Retired, Maple Lawn Veterinary Services	16,193

Sandra W. Chapin 880 Carson Drive Christiansburg, VA 24073	Retired, Registrar, Montgomery County	4,423

Barbara Lee Clark 210 Robert Street Christiansburg, VA 24073	Retired, Kroger, Inc.	5,000 (owned jointly with Roy Clark)

Roy K. Clark 210 Robert Street Christiansburg, VA 24073	Retired, Virginia Tech	5,000 (owned jointly with Barbara Lee Clark)

Joy V. Foster 900 Second Street Christiansburg, VA 24073	Retired, Montgomery County School System	1,476

Richard Graham 650 Atkinson Road Christiansburg, VA 24073	Realtor	1,302

F. Spencer Hall 3375 Torrey Pines Circle Riner, VA 24149	Retired, Virginia Tech	8,745

Ralph E. Martin 3313 Torrey Pines Circle Riner, VA 24149	Realtor	1,475

Ocie M. McNeil 2087 Mudpike Road Christiansburg, VA 24073	Retired, First National Bank	22,500

Joan H. Munford 205 Eakin Street, S.E. Blacksburg, VA 24060	Retired, HCMF Corp. and FNB Corp. Board of Directors	9,278

Phyllis Jean Nelson 406 West Main Street Christiansburg, VA 24073	Retired, Montgomery County School System	2,908

Frances Parsons 716 Gracelyn Court Blacksburg, VA 24060	Retired, Montgomery County School System	2,470
Name, Citizenship and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years and Business Address Thereof	Number of Shares Owned

Sandra S. Ridinger 570 Summit Ridge Road Christiansburg, VA 24073	Retired	3,000

Gill R. Roseberry 1202 Turner Street Salem, VA 24153	Banker, former FNB Corp. and Salem Bank & Trust Banker	8,263

Ruth W. Shelor 15 Montague Street, N.E. Christiansburg, VA 24073	Retired	35

Nancy B. Showalter 735 Southview Terrace Christiansburg, VA 24073	Retired	31,500

Robert J. Styne 2662 Fairview Church Road Riner, VA 24149	Retired, Hercules, Inc. and First National Bank Director	23,928

Aleen T. Wade P. O. Box 6112 Christiansburg, VA 24068	Retired, Banker	2,380

IMPORTANT

If your Shares are held in your own name, please sign, date and return the enclosed GREEN proxy card today. If your shares are held in “Street-Name,” only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed GREEN proxy card to your broker or bank and contact the person responsible for your account to ensure that a GREEN proxy card is voted on your behalf.

We urge you not to sign any proxy card you may receive from the Company, even in protest.

If you have any questions or require any assistance in voting your Shares, please contact Ms. Martin or Messrs. Clay or Hamrick at the addresses given on pages 9 and 10 of this Proxy Statement.

ANNEX A

Vittorio Bonomo, Ph.D.

Consulting Financial Economist

1301 Oak Drive

Blacksburg, Virginia 24060

October 6, 2007

FNB Corporation Shareholders Committee

P. O. Box 6022

Christiansburg, VA 24068

REF:	Economic Analysis of Proposed FNB-VFG Merger

You have asked that I perform an economic analysis of the proposed merger to assist FNB shareholders in evaluating the merits of the proposal. I have concentrated on the economic and financial factors that would affect the decision of a FNB shareholder as to whether or not to vote to ratify the decision of the FNB Board of Directors.

A brief Bio is attached which summarizes my experience in economics and finance, with particular reference to work performed in the banking and financial services areas.

Scope of Analysis:

For purposes of this analysis, the proposed transaction is considered a transfer of control over all current resources and operations of FNB to a combined entity to be controlled by the current management of VFG. The important question to be analyzed is whether the proposed compensation or premium over the current value of FNB stock is adequate in the sense of being a level of compensation that would be achievable under existing market conditions.

This analysis will not attempt to answer the question as to who is the “buyer” or “seller” in this proposed transaction. The plain fact is that the proposal contemplates a transfer of control over FNB resources and operations to a management group controlled by current VFG management. Individual FNB shareholders must decide whether the proposal provides for sufficient compensation for the transfer of control.

Economic Analysis versus “Fairness Opinion” by Davenport & Co.:

Davenport and Co. has rendered a fairness opinion to the FNB Board of Directors. It is important to understand that their opinion is not for the benefit of stockholders nor an indication or recommendation as to how stockholders should vote on the merger. The opinion is based on the assumptions and forecasts prepared by management of VFG and FNB.

The important consideration for stockholders in deciding how to vote on the proposed merger is their assessment of the assumptions and whether the proposed deal makes sense from a stockholder’s perspective. Hopefully, the economic analysis presented in this letter will assist shareholders in making a well-informed decision.

Stockholders should read “Opinion of FNB’s Financial Advisor” contained in the VFG/FNB S-4 and Annex E attached thereto, where it is stated, among other things, “Further, the Davenport opinion is not a recommendation to any FNB shareholder as to how he or she should vote with regard to the merger. Davenport was not retained as an advisor or agent to FNB’s shareholders or any other person, and is acting only as an advisor to FNB’s board”.

The Proposed Compensation:

At the time of the approval of the transfer of control by the FNB Board of Directors, the market price of FNB stock was approximately $32.00 per share. The then-current market price of VFG stock was such that the number of shares to be awarded to each share of FNB would provide for an exchange value of approximately $32.75 per share. Thus, the proposed compensation was 75 cents per share to FNB shareholders in exchange for the transfer of control over FNB resources and operations.

It is imperative that an independent analysis of the fair market value for the transfer of control be provided, as measured by the expected value of the compensation under alternative measures of such value.

Determination of the Fair Market Value for the Transfer of Control:

There are two accepted methods for determining the appropriate level of compensation for a transfer of control. The first is called the Multiple-over-Book Method. In this method, the book value of the stock held by stockholders who were to be compensated for the transfer of control is the base value upon which such calculations are made. At the time of FNB Board approval of the transaction, the book value per share of FNB stock was approximately $24.20.

In such transfer of control cases, for banking operations of approximately the size of FNB, a typical multiple of 2.7 can be observed. Applying that typical multiple, the total compensation to FNB shareholders would be approximately $65.34 (2.7 x $24.20). With a then-current market price of about $32.00 per share, the compensation for the transfer of control is calculated to be about $33.34 per share. This is a significantly higher level of compensation that is being proffered in the proposed transaction with VFG, where the level of compensation was only 75 cents per share.

The second method of determining a fair market value to compensate for the transfer of control is the Tender Offer Method, where the market value of FNB shares would become the basis for the calculation of the appropriate level of compensation. A “tender offer” is an offer made directly to shareholders of a “target” company to buy their stock and accomplish a transfer of ownership and control. The “tender price” is the price offered for the shares. The “tender offer premium” is the difference between the market price of the stock just prior to the tender offer and the tender price. As stated earlier, the market price of FNB stock was approximately $32.00 per share at the time when the FNB Board of Directors approved the transfer of control.

It is well documented in the financial literature, based on extensive studies of tender offers in a wide variety of industries, including banking, that the market price of stocks is usually undervalued since it does not reflect the value of achieving control of a company. This undervaluation is reasonable because the quoted market price reflects the purchase of a small quantity and does not include a control premium. The evidence in the financial literature is that market prices are between 60 percent and 70 percent of the value to someone seeking control.

Based on this method of determining fair market compensation, the “tender price” for FNB stock should range between $45.71 and $53.33 per share. This would indicate the market determined compensation for the transfer of control would range from $13.71 to $21.33. With this method of determined fair market compensation for the transfer of control should be, at a minimum, $13.71 as compared to the proposed 75 cents a share offer in the VFG proposal.

It is clear from even the most conservative application of the two methods of determining a fair market value for the compensation to FNB shareholders that the proposal, as approved by the FNB Board of Directors, provides for an exceedingly low level of compensation. Hopefully, this analysis will permit FNB shareholders who are being asked to approve the action of the Board of Directors of FNB to be better informed as to what would constitute a fair and reasonable compensation for the transfer of control. The Board of Directors of FNB has agreed to an almost insignificant compensation level (75 cents per share) to FNB shareholders for the transfer of control, but such agreement cannot stand without ratification by the shareholders.

Other Factors of Importance:

There are a number of other factors that directly affect the desirability of stockholder ratification of the proposal for transfer of control to VFG. These are:

•

The total compensation to FNB shareholders, estimated to be $32.75, is not in cash. The “currency” used in this transaction with VFG is worth less than cash because that “currency” is VFG stock. Based on the historical record of managerial and financial performance of VFG, there is considerable risk that the ultimate cash-in value of the compensation for FNB shares will be significantly less than $32.75. If the transfer of control was being proposed by a more successful management team, the potential risk would be significantly less. In this more risky situation, the total level of compensation would have to be adjusted upwards from the estimated levels provided by this analysis. In any event, 75 cents a share to FNB shareholders is not only too low for a normal risk situation but is even more deficient in what is apparently an above normal risk situation. If any FNB shareholder wants to “cash-in” their stock, for whatever reason, they can easily do so by selling their stock on the open market, and receive real cash, not a risky security, in return.

•

The current management group of VFG has stated that they intend to move deposit funds acquired from within the FNB market area to make loans in other, faster growing areas of the state. This export of deposit funds from the New River and Roanoke Valley markets will seriously impair the economic development of the areas where a great majority of the FNB shareholder work, own businesses and real estate, and are depended upon for the financial support for the provision of local services. FNB has achieved a high penetration of deposits in its markets because of its longtime commitment to providing loans to individuals and businesses. As a result, these FNB market area individuals and businesses have prospered. Ratification of the proposal to transfer control to a management group which intends to move locally-derived funds to other areas of the state will undoubtedly affect the financial interests in businesses and in real estate currently owned by FNB shareholders. It is extremely doubtful that the proposed 75 cent per share compensation would adequately compensate for the loss of wealth and income that could result from such a diversion of deposit resources.

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The appropriate place to ensure that deposits of FNB market areas are not exported to other areas of the state is by refusing to ratify this proposal. The compensation for the transfer of control is too small to justify the loss of deposits and economic wellbeing of the areas where most FNB depositors reside, work, and operate businesses.

•

Those who would benefit directly from the consummation of the proposed transaction have argued that this would not be a transfer of control over FNB resources and operations to VFG since the combined entity would have a larger number of shares owned by former FNB shareholders than by existing VFG shareholders. That doesn’t matter because the board of directors and executive management control a company. In this proposal, all of the key officers of VFG will stay in place – CEO, COO, and CFO – and VFG will control the board. It is stated that, for a period of three years, the board will be “balanced” with an equal number of directors from FNB and from VFG. However, it must be noted that Mr. Heath will go on the board as one of the FNB representatives, but he will be employed by VFG, maintain his office in Culpeper or Charlottesville, report to the CEO, and. for all significant purposes, will be a VFG director. Thus, from day one, VFG will continue with its CEO, COO and CFO, and will have a majority of the reconstituted board.

Summary and Conclusions:

The analysis presented in this document was designed to determine whether the proposed compensation to FNB shareholders was sufficient to warrant ratification of the proposed transaction. The analysis clearly demonstrates that there is a substantial deficiency in what would be reasonably considered adequate compensation.

The claim of the proponents of this transaction is that this is a “Merger of Equals” and for that reason there is no economic justification for either group of shareholders, VFG or FNB shareholders, to be compensated beyond the current market values of their stock. But while this may be a merger of two firms that are fairly comparable in size and in recent operating performance, the control of the resulting combined entity is clearly intended to be given to the current management of VFG.

One could imagine what the reaction of VFG shareholders would be if it were proposed that the current management of FNB will essentially end up controlling the combined entity, and that it would be headquartered in Southwest Virginia. Couple that redirection of the power towards Southwest Virginia with a stated intention that deposit funds will be moved out of the current VFG central Virginia markets to serve other more dynamic markets. The metrics would then be reversed and it would be necessary to provide the VFG shareholders with additional compensation to get their approval to this transaction.

It is important that the FNB shareholder fully understand what is being proposed, as well as the implications for the FNB market region. Only then can a FNB shareholders make a well-formed assessment as to whether there has been sufficient compensation provided to the FNB shareholders. This analysis demonstrates that there is likely a serious deficiency in the level of compensation offered to FNB shareholders.

Based on my analysis and all of the factors considered in this letter, it is my opinion that FNB shareholders would not be well served by approving the merger.

Respectfully submitted,

Vittorio Bonomo

BIO FOR VITTORIO BONOMO

Vittorio Bonomo

•	Associate Professor of Finance

•	Department of Finance, Insurance and Business Law

•	Virginia Polytechnic Institute and State University

•	Blacksburg, Virginia 24061

Education

•	B.S., Economics, Duquesne University, 1962

•	Ph.D., Economics, Brown University, 1969

Fields of Specialization

•	Economics of Financial Institutions and Markets

•	Financial Economics

•	Econometrics and Time Series Analysis

•	Corporate Treasury Financing and Operations

•	Valuation of Closely-Held Companies

•	Valuation of Intellectual Property

Publications

A total of 35 publications in academic journals and books. Contact author for a complete list.

Papers Presented and Program Appearances

Contact author for a complete list.

Contract Research, Special Projects and Assignments

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Bank Data Project. Data collection and analysis project with financial support provided over a three year period (June, 1972 through May, 1975) in the amount of $38,000 by a Consortium of commercial banks, savings and loan associations, and finance companies in the Fifth Federal Reserve District. Project renewed for periods June, 1976 through May, 1980 and June, 1980 through May, 1983.

•	Contract Research. The Wachovia Corporation (One-bank holding company) two-year project investigating the anti-trust factors involved in the acquisition of American Credit Corporation, 1971-1973.

•	Research Associate. National Science Foundation Grant GS-081487, Professor David Meiselman, Principal Investigator. Project Title: Alternative Measures of Impacts of Monetary Policy.

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Special Consultant-Investigator. Appointed by the State Corporation Commission of the Commonwealth of Virginia. Upon suspension of the Commissioner of Banking, I was asked to review all of the regulatory procedures of the State Banking Department and to report directly to the Commission, 1973.

•	Contract Research. Comprehensive analysis of performance of Foreign Exchange Departments of Eastman Kodak and Digital Equipment Corporation., 1987.

Representative Expert Testimony and Legislative Appearances

•	Testimony before the North Carolina Banking Commission, Raleigh, NC on subject of banking markets, 1970-1971.

•	Testimony before U. S. District Court, Charlotte, NC on subject of anti-trust law and economics of banking markets, 1971.

•	Testimony before Regional Administrator of National Banks, Richmond, VA on subject of banking markets, 1970-1980.

•	Testimony before State Corporation Commission, Richmond, VA on subject of regulation of small loan companies, 1974-1978.

•	Testimony before U.S. District Court, Richmond, VA on subject of determining solvency of financial institutions, 1974.

•	Testimony before Joint Subcommittee of the Committees on Finance of the House of Delegates and the Senate of the Commonwealth of Virginia on taxation of financial institutions, 1980.

•	Testimony before U.S. Federal District Court, Abingdon, Virginia on subject of appropriate royalties due multiple landowners in Natural Gas extraction contract, 2000-2001.

Miscellaneous Biographical Information

•	University Fellow, Brown University, 1962-1964.

•	H. B. Earhart Fellow, Brown University, 1964-1965.

•	Ford Foundation Doctoral Dissertation Fellow, 1965-1966.

•	Nominating Committee, Southern Economic Association, 1971-1972.

•	Director, Virginia Tech Employees Federal Credit Union, 1976-1978.

•	Director, Virginia Association of Economists, 1977-1978.

•	Director of Fellowship Awards, Technical Associates Fellowships in Applied Economics, VPI Educational Foundation, 1978-Present.

•	Member, Governor’s Advisory Board of Economists, Commonwealth of Virginia, 1977-1982.

•	Managing Editor, MONEY RATE REPORT, Commonwealth Research Group, 1980-1981.

•	Director of Research, National Association of Corporate Treasurers, 1982-1983.

•	Vice-President & Treasurer, Bonomo’s, Inc., 1973-Present.

•	Chairman, Board of Directors, National Association of Corporate Treasurers, 1982-1983.

•	Executive Director, National Association of Corporate Treasurers, 1983-1984.

•	Managing Editor, Journal of Corporate Finance, 1984-1986.

FNB CORPORATION

SOLICITATION BY FNB CORPORATION SHAREHOLDERS COMMITTEE

IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF FNB CORPORATION

The undersigned, a holder of record of shares of common stock (the “Shares”), of FNB Corporation (the “Company”) acknowledges receipt of the Proxy Statement of the FNB Corporation Shareholders Committee dated             , 2007, and the undersigned revokes all prior proxies delivered in connection with the Special Meeting of Stockholders of the Company to approve the Agreement and Plan of Merger, dated as of July 26, 2007, between FNB Corporation and Virginia Financial Group (as the same may be amended, the “Merger Agreement”) and all other matters related to the Merger Agreement, including those set forth below and appoints Shirley Martin and Kendall O. Clay and, or each of them, with full power of substitution, proxies for the undersigned to vote all Shares of the Company which the undersigned would be entitled to vote at the Special Meeting and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows.

EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS LISTED BELOW TO THE EXTENT IT IS VOTED AT THE SPECIAL MEETING AS STIPULATED BELOW.

BY EXECUTING THE GREEN CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

(continued and to be signed and dated on reverse)

THE FNB CORPORATION SHAREHOLDERS COMMITTEE STRONGLY RECOMMENDS A VOTE “AGAINST” EACH OF THE FOLLOWING PROPOSALS.

1.	To adopt the Agreement and Plan of Reorganization, dated as of July 26, 2007, between FNB Corporation and Virginia Financial Group (the “Merger Agreement”).

☐  AGAINST         ☐  ABSTAIN        ☐  FOR

2.	To approve an adjournment or postponement of the Special Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Proposed Merger if there are not sufficient votes for that proposal.

☐  AGAINST        ☐  ABSTAIN        ☐  FOR

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

Dated: , 2007

Signature of Stockholder

Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.